April 22, 2011

Next 1 Interactive, Inc.
2690 Weston Road
Weston, Florida 33331

Gentlemen:

This letter confirms that I, William E. La Macchia, hereby resign from my position as a director of Next 1 Interactive, Inc. (the “Company”) effective immediately.  My resignation is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

/s/William E. La Macchia
William E. La Macchia